UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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09059924

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8 – 23416 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

KELLOGG CAPITAL GROUP, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 BROADWAY, 4TH FLOOR
(No. And Street)

NEW YORK, (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JANICE PARISE (212) 607-5027
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

SEC Mail
Mail Processing
Section
MAR 02 2009
Washington, DC
109

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)



AB 3/20

## OATH OR AFFIRMATION

I, JANICE PARISE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KELLOGG CAPITAL GROUP, LLC, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIE LOSSMANN
NOTARY PUBLIC, STATE OF NEW YORK
No. 01LO6134871
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES OCT. 11, 2009

Notary Public

Signature

CHIEF FINANCIAL OFFICER
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KELLOGG CAPITAL GROUP, LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

*Certified Public Accountants*

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

# INDEPENDENT AUDITORS' REPORT

To the Members of
Kellogg Capital Group, LLC:

We have audited the accompanying consolidated statement of financial condition of Kellogg Capital Group, LLC (the "Company") as of December 31, 2008. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Kellogg Capital Group, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, L.L.P.

New York, New York
February 25, 2009

# KELLOGG CAPITAL GROUP, LLC
## CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2008

### ASSETS

| | |
|---|---|
| Cash | $ 2,936,687 |
| Receivable from clearing brokers | 5,963,178 |
| Commissions receivable | 263,738 |
| Securities owned: | |
| Marketable, at fair value | 28,589,755 |
| Not readily marketable, at fair value | 3,039,135 |
| Accrued interest and dividends receivable | 179,465 |
| Secured demand note collateral, at face value (fair market value of collateral - $50,366,217) | 29,000,000 |
| Equipment, computers and leasehold improvements (net of accumulated depreciation and amortization of $2,010,269) | 493,550 |
| Other assets | 2,071,668 |
| TOTAL ASSETS | $ 72,537,176 |

### LIABILITIES AND MEMBERS' CAPITAL

| | |
|---|---|
| Payable to clearing brokers | $ 20,890,475 |
| Securities sold, but not yet purchased, at fairvalue | 6,420,612 |
| Accrued discretionary liabilities | 2,404,250 |
| Accrued expenses and other liabilities | 2,653,287 |
| Accrued interest on subordinated notes | 750,612 |
| TOTAL LIABILITIES | 33,119,236 |
| Liabilities subordinated to the claims of general creditors | 29,000,000 |
| Members' capital | 10,417,940 |
| TOTAL LIABILITIES AND MEMBERS' CAPITAL | $ 72,537,176 |

The accompanying notes are an integral part of this financial statement.

## NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

### a) Organization

Kellogg Capital Group, LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA") and the NYSE Alternext Equities (the "NYSE Alternext"). During 2008, the Company assigned its NYSE Alternext equity specialist rights to its affiliate, Kellogg Specialist Group.

On September 1, 2003 the Company formed a subsidiary, Kellogg Partners Institutional Services, LLC (the "Subsidiary") that provides execution services for institutional customers on the floor of the NYSE Euronext and through riskless principal transactions for listed and over-the-counter traded securities.

### b) Securities Transactions

Transactions in securities are recorded on a trade-date basis. All resulting gains and losses are included in members' capital.

The Company's trading activities include short sales of equity securities, as well as the writing of stock options having various expiration dates. Subsequent market fluctuations may require purchasing the securities at prices that may differ from the market value reflected on the statement of financial condition. In many cases, the Company limits its risk by holding offsetting security or option positions.

### c) Depreciation and Amortization

Equipment and computers are carried at cost, and are depreciated using the straight-line method over their estimated useful lives.

### d) Income Taxes

No provision for federal or state income taxes has been made since the Company is not a taxable entity. The members are individually liable for the taxes on their share of the Company's income or loss. The Company is, however, subject to the New York City Unincorporated Business Tax ("UBT"). A provision for UBT income taxes has been reflected in the consolidated statement of income. The Company reports all items of income or loss from the Subsidiary along with its income tax returns.

### e) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and the Subsidiary. All intercompany transactions and accounts have been eliminated.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued)

f) Use of Estimates

Management uses estimates and assumptions in preparing the financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and related revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the consolidated financial statements.

g) Fair Value

On January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS No. 157). SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. SFAS No. 157 establishes a classification hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are those that reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability based on the best information available in the circumstances. The classification hierarchy is broken down into three levels:

**Level 1** – Fair value measurements based on quoted prices in active markets for identical assets or liabilities that the Company has access to and are not adjusted. Since measurements are based solely on quoted prices that are readily and regularly available in an active market, valuation of Level 1 instruments does not entail a significant degree of judgment by the Company.

**Level 2** – Fair value measurements based on inputs that are observable, both directly and indirectly, for instruments in markets that are not active (including those that are "thinly traded") or have restrictions on their resale. Level 2 inputs include quoted prices for similar assets and liabilities that are in active markets, "as if" conversions for constrained instruments, discounts for trading volume constraints and others such as interest rates and yield curves that are obtainable at common intervals.

**Level 3** – Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Unobservable Level 3 inputs include commonly used pricing models, the Company's internally developed data and assumptions for valuation methodology and other information used by the Company to assist in exercising judgment for instruments that fall into this level.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued)

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors. This includes the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the instrument is reported in the lowest level that has a significant input. Even when inputs are not observable, the Company's own assumptions and methodologies are established to reflect those that market participants would use in pricing the asset or liability at the measurement date. In addition, during periods of market dislocation, the observability of inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified to a lower level within the fair value hierarchy.

The Company values common equity securities owned and common equity securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period.

The Company values preferred equity securities owned and preferred equity securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period.

The Company values its private common and preferred equity securities owned by periodically reviewing inputs from factors such as cash flow projections, internally prepared financial data and other information available on the industries in which the private companies operate. These inputs are largely unobservable but are based on assumptions that market participants would use in pricing the securities.

The Company values convertible and nonconvertible corporate bond securities owned and convertible and nonconvertible corporate bond securities sold short that are freely tradable by using over-the-counter (OTC) price quotations from other dealers, market makers and various publications.

The Company values private convertible and nonconvertible corporate bond securities owned by using over-the-counter (OTC) price quotations of similar company issues, with similar credit ratings and adjusted for delayed or defaulted interest payments.

## NOTE 2 - RECEIVABLE FROM AND PAYABLE TO CLEARING BROKERS

The Company conducts business with its clearing brokers for its own proprietary accounts. The clearing and depository operations for the Company's institutional proprietary transactions are performed by its clearing brokers pursuant to clearing agreements. All securities positions, and the receivable from and payable to the clearing brokers reflected on the consolidated statement of financial condition, are positions carried by and amounts receivable from and payable to these clearing brokers.

## NOTE 3 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC, which requires the maintenance of minimum net capital as defined. The Company has elected to use the alternative method permitted by the Rule, which requires the Company to maintain minimum net capital equal to $250,000. At December 31, 2008, the Company had net capital of $27,321,399 which was $27,071,399 in excess of its requirement.

## NOTE 4 - PROFIT-SHARING PLAN

The Company sponsors a defined contribution profit-sharing plan pursuant to Internal Revenue Code Section 401(a), which covers substantially all company employees. Contributions are solely at the discretion of the Company. The Company made a contribution to the plan during the year ended December 31, 2008 in the amount of $168,253.

## NOTE 5 - LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The Company has subordinated loans totaling $29,000,000; all of which are secured demand notes and mature as follows:

| | Total |
|---|---|
| Years ending December 31, | |
| 2009 | $ 27,000,000 |
| 2010 | 2,000,000 |
| Totals | $ 29,000,000 |

Two of the SDN's totaling $12,000,000 have a stated interest rate of 3.0% per annum. One of the SDN's totaling $2,000,000 has a stated interest rate of 5.0% per annum. The other $15,000,000 SDN has a floating interest rate.

## NOTE 5 - LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS (continued)

Subordinated loans pursuant to secured demand note agreements in the amount of $27,000,000 are considered equity subordinations.

These borrowings are subordinated to the claims of general creditors, have been approved by the FINRA and are available in computing adjusted net capital under the SEC net capital requirements. Subordinated borrowings may only be repaid if, after giving effect to such repayment, the Company meets the SEC's and FINRA's capital regulations governing the withdrawal of subordinated debt.

## NOTE 6 - SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failures of the other party to a transaction to perform (counterparty risk) exceed the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the counterparty, primarily broker-dealers, banks and other financial institutions, with which it conducts business.

As of December 31, 2008, there were no material customer accounts having unsecured debit balances that presented any risk.

## NOTE 7 - COMMITMENTS

The Company has an operating lease for office space for its operations in New York. The minimum future lease payments are as follows:

| Years ending December 31, | | Total |
|---|---|---|
| 2009 | | $ 521,480 |
| 2010 | | 576,510 |
| 2011 | | 576,510 |
| 2012 | | 576,510 |
| 2013 | | 576,510 |
| 2014 | | 504,446 |
| | Totals | $ 3,331,966 |

The lease has various provisions for escalation, additional rent and charges as well as termination options that will affect the minimum future lease payment amounts listed above.

## NOTE 8 - FAIR VALUE MEASUREMENTS

The Company's assets and liabilities recorded at fair value are categorized below based upon a fair value hierarchy in accordance with SFAS No. 157 at December 31, 2008. See Note 1 for a definition and discussion of the Company's policies regarding this hierarchy.

| Assets<br>Securities owned | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Common equity securities | $ 20,039,832 | $ - | $ 498,932 | $ 20,538,764 |
| Options on equity securities | 568,600 | - | - | 568,600 |
| Preferred equity securities | 715,204 | - | 1,063,000 | 1,778,204 |
| Convertible and nonconvertible corporate bond securities | - | 7,266,119 | 1,477,203 | 8,743,322 |
| Total | $ 21,323,636 | $ 7,266,119 | $ 3,039,135 | $ 31,628,890 |
| % of Total | 67.4% | 23.0% | 9.6% | 100% |

| Liabilities<br>Securities sold short | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Common equity securities | $ 5,757,022 | $ - | $ - | $ 5,757,022 |
| Options on equity securities | 12,490 | | | 12,490 |
| Preferred equity securities | 638,106 | - | - | 638,106 |
| Convertible and nonconvertible corporate bond securities | - | 12,994 | - | 12,994 |
| Total | $ 6,407,618 | $ 12,994 | $ - | $ 6,420,612 |
| % of Total | 99.8% | 0.20% | - | 100% |

The following table presents a reconciliation of Level 3 assets and liabilities measured at fair value for the year ended December 31, 2008.

| | Level 3 |
|---|---|
| Balance December 31, 2007 | $ 11,965,935 |
| Realized and Unrealized Gains (Losses) | (1,578,045) |
| Net Purchases (Sales) | (7,348,755) |
| Balance December 31, 2008 | $ 3,039,135 |